Exhibit 99.1

Sea Limited Reports Second Quarter 2023 Results

Singapore, August 15, 2023 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the second quarter ended June 30, 2023.

“In the second quarter of 2023, we delivered strong results, building upon many of the key initiatives we shared previously,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer. “In the past couple of quarters, we have not only achieved self-sufficiency, but also demonstrated the profitability of our model and our ability to manage fast and significant shifts in operational focus as we see fit. Given this, we have strengthened our execution capabilities and increased the stickiness of our ecosystem. We believe we are now on firmer footing to better serve our communities.”

“Meanwhile, the economies of our region have remained resilient, and we are excited to see recent ecosystem developments in the growth of diversified user engagement through live streaming, short form videos, and affiliate programs. Such developments offer us further opportunities to grow and expand our long-term profitable addressable market. Given these positive developments and trends, we have started, and will continue, to ramp up our investments in growing the e-commerce business across our markets. We believe that the efficiency gains and stronger footing we have achieved through our past efforts have further strengthened our ability to invest efficiently in growth. As we reaccelerate investments in growth, our strategic focus to build cost leadership and continually improve user experience remains key to our long-term success.”

Second Quarter 2023 Highlights

▪	Group

o	Total GAAP revenue was US$3.1 billion, up 5.2% year-on-year.

o	Total gross profit was US$1.5 billion, up 33.1% year-on-year.

o	Total net income was US$331.0 million, as compared to total net loss of US$(931.2) million for the second quarter of 2022.

o	Total adjusted EBITDA[1] was US$510.0 million, as compared to a loss of US$(506.3) million for the second quarter of 2022.

o	As of June 30, 2023, cash, cash equivalents, short-term investments, and other treasury investments[2] were US$7.7 billion, representing a net increase of US$477.4 million from March 31, 2023.

▪	E-commerce

o	GAAP revenue was US$2.1 billion, up 20.6% year-on-year. Based on constant currency assumptions[3], GAAP revenue was up 24.4% year-on-year.

o	GAAP revenue included US$1.9 billion of GAAP marketplace revenue, which consists of core marketplace revenue and value-added services revenue and increased by 27.5% year-on-year.

•	Core marketplace revenue, mainly consisting of transaction-based fees and advertising revenues, was up 37.6% year-on-year and 7.4% quarter-on-quarter to US$1.2 billion as a result of both increases in advertisement uptake by sellers on our platform and commission rates.

•	Value-added services revenue (“VAS revenue”), mainly consisting of revenues related to logistics services, was up 11.3% year-on-year to US$625.2 million. VAS revenue declined 6.6% quarter-on-quarter as we began to reaccelerate growth during the quarter and increased investments in shipping subsidies programs.

o	Adjusted EBITDA[1] was US$150.3 million, as compared to a loss of US$(648.1) million for the second quarter of 2022.

•	Asia markets recorded adjusted EBITDA of US$204.1 million, as compared to a loss of US$(316.1) million for the second quarter of 2022.

•	Other markets recorded adjusted EBITDA of US$(53.7) million, as compared to a loss of US$(332.0) million for the second quarter of 2022.

•	In Brazil, unit economics continued to improve, with contribution margin loss per order improving 83.0% year-on-year to reach US$0.24 for the quarter.

o	Gross orders increased by more than 10% quarter-on-quarter as a result of growth in both active buyers and buyer purchase frequency.

▪	Digital Entertainment

o	GAAP revenue was US$529.4 million, as compared to US$539.7 million for the previous quarter.

o	Bookings[4] were US$443.1 million, as compared to US$462.3 million for the previous quarter.

o	Adjusted EBITDA[1] was US$239.5 million, increasing by 4.1% quarter-on-quarter from US$230.1 million for the previous quarter, partly driven by the sequential increase in Free Fire bookings which has higher margins.

o	Adjusted EBITDA represented 54.0% of bookings for the second quarter of 2023, improved from 49.8% for the previous quarter.

o	Quarterly active users were 544.5 million, increasing by 10.8% quarter-on-quarter from 491.6 million for the previous quarter.

o	Quarterly paying users were 43.1 million, increasing by 14.6% quarter-on-quarter, and paying user ratio increased to 7.9% compared to 7.7% for the previous quarter.

o	Average bookings per user were US$0.8, as compared to US$0.9 for the previous quarter.

▪	Digital Financial Services

o	GAAP revenue was US$427.9 million, up 53.4% year-on-year.

o	Adjusted EBITDA[1] was US$137.0 million, as compared to a loss of US$(111.5) million for the second quarter of 2022.

o	As of June 30, 2023, total loans receivable remained stable quarter-on-quarter at US$2.0 billion, net of allowance for credit losses of US$278.6 million. Non-performing loans past due by more than 90 days as a percentage of our total gross loans receivable also remained stable at around 2%.

1 For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

2 Other treasury investments currently consist of available-for-sale sovereign and corporate bonds excluding those at our banking entities, with maturities over one year, classified as part of long-term investments.

3 Current and comparative prior period local currency amounts are converted into United States dollars using the same exchange rates, rather than the actual exchange rates during the respective periods.

4 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended June 30,
	2022	2023	YOY%
	$	$
Revenue
Service revenue
Digital Entertainment	900,258	529,397	(41.2)%
E-commerce and other services	1,755,686	2,322,496	32.3%
Sales of goods	286,655	243,767	(15.0)%
	2,942,599	3,095,660	5.2%

Cost of revenue
Cost of service
Digital Entertainment	(260,529)	(160,669)	(38.3)%
E-commerce and other services	(1,329,665)	(1,263,522)	(5.0)%
Cost of goods sold	(262,187)	(220,591)	(15.9)%
	(1,852,381)	(1,644,782)	(11.2)%
Gross profit	1,090,218	1,450,878	33.1%
Other operating income	71,104	58,003	(18.4)%
Sales and marketing expenses	(973,767)	(493,601)	(49.3)%
General and administrative expenses	(364,447)	(295,169)	(19.0)%
Provision for credit losses	(111,598)	(153,001)	37.1%
Research and development expenses	(370,926)	(283,297)	(23.6)%
Impairment of goodwill	(177,280)	-	-
Total operating expenses	(1,926,914)	(1,167,065)	(39.4)%
Operating (loss) income	(836,696)	283,813	(133.9)%
Non-operating (loss) income, net	(32,765)	107,565	(428.3)%
Income tax expense	(64,771)	(62,212)	(4.0)%
Share of results of equity investees	3,033	1,817	(40.1)%
Net (loss) income	(931,199)	330,983	(135.5)%
(Loss) Earnings per share attributable to Sea Limited’s ordinary shareholders:
Basic	(1.67)	0.57	(134.1)%
Diluted	(1.67)	0.54	(132.3)%
Change in deferred revenue of Digital Entertainment	(182,904)	(86,254)	(52.8)%
Adjusted EBITDA for Digital Entertainment (1)	333,619	239,459	(28.2)%
Adjusted EBITDA for E-commerce (1)	(648,145)	150,339	(123.2)%
Adjusted EBITDA for Digital Financial Services (1)	(111,517)	136,961	(222.8)%
Adjusted EBITDA for Other Services (1)	(72,555)	(7,189)	(90.1)%
Unallocated expenses (2)	(7,653)	(9,549)	24.8%
Total adjusted EBITDA (1)	(506,251)	510,021	(200.7)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses within total adjusted EBITDA are mainly related to general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

Three Months Ended June 30, 2023 Compared to Three Months Ended June 30, 2022

Revenue

Our total GAAP revenue increased by 5.2% to US$3.1 billion in the second quarter of 2023 from US$2.9 billion in the second quarter of 2022.

•	Digital Entertainment: GAAP revenue was US$529.4 million compared to US$900.3 million in the second quarter of 2022, primarily attributable to moderation in user engagement and monetization year-on-year.

•	E-commerce and other services: GAAP revenue increased by 32.3% to US$2.3 billion in the second quarter of 2023 from US$1.8 billion in the second quarter of 2022, primarily driven by the improved monetization in our e-commerce business and the growth of our credit business year-on-year.

•	Sales of goods: GAAP revenue was US$243.8 million, as compared to US$286.7 million in the second quarter of 2022.

Cost of Revenue

Our total cost of revenue decreased by 11.2% to US$1.6 billion in the second quarter of 2023 from US$1.9 billion in the second quarter of 2022.

•	Digital Entertainment: Cost of revenue decreased by 38.3% to US$160.7 million in the second quarter of 2023 from US$260.5 million in the second quarter of 2022.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined was US$1.3 billion in the second quarter of 2023, flat year-on-year. Improvement in gross profit margins was driven by increased monetization and greater cost efficiencies in our e-commerce and digital financial services business.

•	Cost of goods sold: Cost of goods sold decreased by 15.9% to US$220.6 million in the second quarter of 2023 from US$262.2 million in the second quarter of 2022.

Other Operating Income

Our other operating income was US$58.0 million and US$71.1 million in the second quarter of 2023 and 2022, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

Sales and Marketing Expenses

Our total sales and marketing expenses decreased by 49.3% to US$493.6 million in the second quarter of 2023 from US$1.0 billion in the second quarter of 2022. The table below sets forth breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30,
	2022	2023	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	87,100	26,636	(69.4)%
E-commerce	674,120	431,979	(35.9)%
Digital Financial Services	162,466	19,207	(88.2)%

General and Administrative Expenses

Our general and administrative expenses decreased by 19.0% to US$295.2 million in the second quarter of 2023 from US$364.4 million in the second quarter of 2022.

Provision for Credit Losses

Our provision for credit losses increased by 37.1% to US$153.0 million in the second quarter of 2023 from US$111.6 million in the second quarter of 2022.

Research and Development Expenses

Our research and development expenses decreased by 23.6% to US$283.3 million in the second quarter of 2023 from US$370.9 million in the second quarter of 2022.

Impairment of Goodwill

We recorded nil impairment of goodwill in the second quarter of 2023, compared to US$177.3 million in the second quarter of 2022.

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss) and foreign exchange gain (loss). We recorded a net non-operating income of US$107.6 million in the second quarter of 2023, as compared to a net non-operating loss of US$32.8 million in the second quarter of 2022. The year-on-year increase was mainly due to higher interest income in the second quarter of 2023 and investment losses recognized in the second quarter of 2022.

Income Tax Expense

We had a net income tax expense of US$62.2 million and US$64.8 million in the second quarter of 2023 and 2022, respectively.

Net Income or Loss

As a result of the foregoing, we had net income of US$331.0 million in the second quarter of 2023, as compared to net loss of US$931.2 million in the second quarter of 2022.

Basic and Diluted Earnings or Loss Per Share Attributable to Sea Limited’s Ordinary Shareholders

Basic earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.57 in the second quarter of 2023, as compared to basic loss per share attributable to Sea Limited’s ordinary shareholders of US$1.67 in the second quarter of 2022.

Diluted earnings per share attributable to Sea Limited’s ordinary shareholders was US$0.54 in the second quarter of 2023.

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on August 15, 2023 7:30 PM Singapore / Hong Kong Time on August 15, 2023

Webcast link:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=qkaSw13n

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the expected growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes or guidance in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the expected growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on equity offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic, political, social and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines or treatments) and the impact of economies reopening further to the COVID-19 pandemic. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended June 30, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	296,457	65,550	120,966	(10,034)	(189,126)	283,813
Net effect of changes in deferred revenue and its related cost	(65,360)	-	-	-	-	(65,360)
Depreciation and Amortization	8,362	84,789	15,995	2,845	-	111,991
Share-based compensation	-	-	-	-	179,577	179,577
Adjusted EBITDA	239,459	150,339	136,961	(7,189)	(9,549)	510,021

	For the Three Months ended June 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	456,811	(726,127)	(122,735)	(75,604)	(369,041)	(836,696)
Net effect of changes in deferred revenue and its related cost	(134,100)	-	-	-	-	(134,100)
Depreciation and Amortization	10,908	77,982	11,218	3,049	-	103,157
Share-based compensation	-	-	-	-	184,108	184,108
Impairment of goodwill	-	-	-	-	177,280	177,280
Adjusted EBITDA	333,619	(648,145)	(111,517)	(72,555)	(7,653)	(506,251)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisition that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Six Months ended June 30,
	2022	2023
	$	$
Revenue
Service revenue
Digital Entertainment	2,035,427	1,069,083
E-commerce and other services	3,255,297	4,582,073
Sales of goods	551,446	485,608

Total revenue	5,842,170	6,136,764

Cost of revenue
Cost of service
Digital Entertainment	(569,714)	(334,035)
E-commerce and other services	(2,506,142)	(2,504,850)
Cost of goods sold	(506,068)	(430,311)

Total cost of revenue	(3,581,924)	(3,269,196)

Gross profit	2,260,246	2,867,568

Operating income (expenses)
Other operating income	144,759	115,883
Sales and marketing expenses	(1,978,941)	(893,744)
General and administrative expenses	(680,114)	(628,546)
Provision for credit losses	(192,064)	(330,440)
Research and development expenses	(711,334)	(603,809)
Impairment of goodwill	(177,280)	(117,875)
Total operating expenses	(3,594,974)	(2,458,531)

Operating (loss) income	(1,334,728)	409,037
Interest income	29,841	152,326
Interest expense	(23,029)	(20,773)
Investment loss, net	(59,036)	(28,815)
Foreign exchange gain	13,399	27,349
(Loss) Income before income tax and share of results of equity investees	(1,373,553)	539,124
Income tax expense	(146,577)	(124,110)
Share of results of equity investees	8,795	3,261
Net (loss) income	(1,511,335)	418,275

Net income attributable to non-controlling interests	(1,585)	(8,595)
Net (loss) income attributable to Sea Limited’s ordinary shareholders	(1,512,920)	409,680

(Loss) Earnings per share:
Basic	(2.72)	0.73
Diluted	(2.72)	0.69

Weighted average shares used in (loss) earnings per share computation:
Basic	556,834,663	564,261,877
Diluted	556,834,663	598,716,012

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2022	2023
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,029,859	3,524,449
Restricted cash	1,549,574	1,427,561
Accounts receivable, net of allowance for credit losses of $12,818 and $7,735, as of December 31, 2022 and June 30, 2023 respectively	268,814	192,310
Prepaid expenses and other assets	1,798,651	2,051,618
Loans receivable, net of allowance for credit losses of $236,797 and $276,891, as of December 31, 2022 and June 30, 2023 respectively	2,053,767	1,999,544
Inventories, net	109,668	98,489
Short-term investments	864,258	2,174,887
Amounts due from related parties	13,421	6,969
Total current assets	12,688,012	11,475,827

Non-current assets
Property and equipment, net	1,387,895	1,307,463
Operating lease right-of-use assets, net	957,840	1,000,888
Intangible assets, net	65,019	61,326
Long-term investments	1,253,593	3,183,342
Prepaid expenses and other assets	135,616	136,826
Loans receivable, net of allowance for credit losses of $2,022 and $1,684, as of December 31, 2022 and June 30, 2023 respectively	21,663	18,797
Restricted cash	17,724	27,779
Deferred tax assets	245,226	325,051
Goodwill	230,208	115,017
Total non-current assets	4,314,784	6,176,489
Total assets	17,002,796	17,652,316

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2022	2023
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	258,648	219,048
Accrued expenses and other payables	1,396,613	1,409,322
Deposits payable	1,316,395	1,350,555
Escrow payables and advances from customers	1,862,325	1,774,249
Amounts due to related parties	415	411
Borrowings	88,410	101,996
Operating lease liabilities	269,968	280,832
Convertible notes	31,237	–
Deferred revenue	1,535,083	1,251,736
Income tax payable	176,598	187,574
Total current liabilities	6,935,692	6,575,723

Non-current liabilities
Accrued expenses and other payables	87,072	82,503
Borrowings	–	50,000
Operating lease liabilities	756,818	786,961
Deferred revenue	63,566	194,449
Convertible notes	3,338,750	3,341,733
Deferred tax liabilities	9,967	603
Unrecognized tax benefits	107	107
Total non-current liabilities	4,256,280	4,456,356
Total liabilities	11,191,972	11,032,079

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of June 30,
	2022	2023
	$	$
Shareholders’ equity
Class A Ordinary shares	258	260
Class B Ordinary shares	23	23
Additional paid-in capital	14,559,690	14,974,805
Accumulated other comprehensive loss	(111,215)	(140,189)
Statutory reserves	12,490	13,098
Accumulated deficit	(8,745,541)	(8,336,469)
Total Sea Limited shareholders’ equity	5,715,705	6,511,528
Non-controlling interests	95,119	108,709
Total shareholders’ equity	5,810,824	6,620,237
Total liabilities and shareholders’ equity	17,002,796	17,652,316

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Six Months ended June 30,
	2022	2023
	$	$
Net cash (used in) generated from operating activities	(1,209,121)	1,201,016
Net cash used in investing activities	(2,078,203)	(3,867,640)
Net cash generated from financing activities	439,937	58,143
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(127,734)	(22,114)
Net decrease in cash, cash equivalents and restricted cash	(2,975,121)	(2,630,595)
Cash, cash equivalents and restricted cash at beginning of the period(1)	10,838,140	7,610,384
Cash, cash equivalents and restricted cash at end of the period	7,863,019	4,979,789

(1) As of December 31, 2022, cash and cash equivalents of US$13,227 was included in assets held for sale within prepaid expenses and other assets.

Net cash used in investing activities amounted to US$3,868 million for the six months ended June 30, 2023. This was primarily attributable to net placement of US$3,461 million in securities purchased under agreements to resell, time deposits and liquid investment products, for better cash yield management, increase in loans receivable of US$242 million and purchase of property and equipment of US$133 million to support the existing operations.

UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended June 30, 2023
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	529,397	2,110,551	427,940	27,772	-	3,095,660
Operating income (loss)	296,457	65,550	120,966	(10,034)	(189,126)	283,813
Non-operating income, net						107,565
Income tax expense						(62,212)
Share of results of equity investees						1,817
Net income						330,983

	For the Three Months ended June 30, 2022
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	900,258	1,749,350	279,020	13,971	-	2,942,599
Operating income (loss)	456,811	(726,127)	(122,735)	(75,604)	(369,041)	(836,696)
Non-operating loss, net						(32,765)
Income tax expense						(64,771)
Share of results of equity investees						3,033
Net loss						(931,199)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation, impairment of goodwill of prior acquisition that are not under our reportable segments, and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.